Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

Update on Progen Pharmaceuticals Ltd following Brisbane’s flood disaster

Brisbane, Australia, 17th January 2011.  Progen Pharmaceuticals Ltd (ASX:PGL, OTC:PGLA) provides the following update on the Progen Pharmaceuticals Ltd business activities following Brisbane’s devastating floods.

As you may be aware, significant areas of Brisbane, Queensland and other parts of Australia have been devastated by recent floods. The Directors would like to thank all people that have contacted us expressing their sympathy and concern.

The Progen Pharmaceuticals Head office in Toowong, Brisbane and the PharmaSynth contracting manufacturing facility in Darra, Brisbane were both unaffected by flood waters.

As a precaution we closed the two facilities early last week before the flooding to ensure staff safety. Both facilities have resumed business today and we expect minimal impact on current projects.

Some of our staff have been affected by the flooding and we will be providing support where possible. For those that are affected, our thoughts are with you.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:
Sue MacLeman	Stephanie Paul
Chief Executive Officer	Phillips Group
+61 7 3842 3333	+ 61 7 3230 5000
+61 437 211 200	+ 61 418 753 062

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.